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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ________________________________________________December 2003

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Releases: 12/11/2002; 12/19/2002; 1/3/2003; 1/23/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not

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PORTRUSH PETROLEUM CORPORATION

Suite 200, 1687 West Broadway

Vancouver BC

V6J IX2

(604) 724-9524

1(800) 828 1866

CDNX SYMBOL: PSH

December 11, 2002

BULLETIN BOARD: PRRPF

FOR IMMEDIATE RELEASE

Portrush Petroleum Corporation has been advised by the operator of the Company’s Richard’s #1-20 well in Lennox Township, Macomb County, Southeast Michigan that drilling will shortly commence on it’s first development well, the Martin #1. The well will be drilled in the Martin Lease and is located approximately 600 feet from the producing well. The company has already contributed its share of the drilling costs estimated to be US$100,000 to maintain its 22.5% working interest in the new well.  The company has been advised by the operator that the drilling permit has been granted, insurance cover has been obtained, the location has been surveyed and drilling can be completed in seven to ten days.

The discovery well was drilled about a mile north of New Haven in South-eastern Michigan and is two miles north of the Lennox field, which produced oil and gas from the Niagran before being converted to gas storage in the mid 1960s.  The discovery well was drilled to a total depth of 3,000 feet and intersected the Brown Niagran at approximately 2,900 feet. The well initially tested up to 1500 BOPD and was put on production at 140 BOPD in January of this year. It contributes approximately US$20,000 revenue per month to Portrush.

It is anticipated that the next well the Martin #1 will intersect the crestal portion of the reef and could result in a more productive well. To date the Richard’s #1 has produced over 36,000 barrels of oil.

A 500 foot pipeline connection from a successful completion on the Martin lease to the existing battery on the Richards lease can be installed relatively quickly thereby ensuring an immediate increase in production. The well will provide an excellent opportunity to evaluate the reserves in this area and could also determine the existence of a possible gas cap in the Brown Niagran.

Gas charged reefs in this area are commonly used for storage. There are approximately 30 pinnacles converted to gas storage in SE Michigan with a working capacity of approximately 300 BCF. Reefs in the southern trend range in size from 10 acres to over 2,000 acres and range in height from 25 feet to over 350 feet. A typical Niagran Reef such as the Lennox reef can contain recoverable reserves exceeding one million barrels of oil and up to 5 billion cubic feet of gas.

Over one million US dollars has been spent on the Lennox property to date, including land acquisition, 3-D seismic and drilling.

Portrush intends to participate in any additional development and will give a top priority to maintain its 22.5% working interest in what could be a very substantial development for the company.

ON BEHALF OF THE BOARD,

“M. Cotter”

M. Cotter

President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

To the extent that this news release contains forward-looking statements regarding drill results, estimated petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind. Forward-looking statements address future events and conditions based in the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

PORTRUSH PETROLEUM CORPORATION

Suite 200, 1687 West Broadway

Vancouver BC

V6J1X2

(604) 724 9524

1(800) 828 1866

CDNX SYMBOL: PSH

December 19,2002

BULLETIN BOARD: PRRPF

FOR IMMEDIATE RELEASE

Portrush Petroleum http://www.portrushpetroleum.com has been advised that the drilling rig is on location to drill the company’s Martin No.1 well in the Lennox township, Macomb county, Southeast Michigan.  The well is located approximately 600 feet from the Richard’s No.1 discovery well. This well has been on production since January of this year and to date has produced over 36,000 barrels of oil.

Direct Energy Marketing Ltd, Toronto, Ontario an indirect wholly owned subsidiary of the UK-based Centrica plc http://www.centrica.com assumed operatorship of the 3,000 ft. discovery earlier this year.  Production from the well is from the Brown Niagran, a Silurian reef formation and it is anticipated the Martin No.1 well will intersect the crestal portion of the reef and could also determine what additional development will be required to fully exploit this new discovery.

Portrush is a junior oil and gas exploration and development company whose production is based in the Michigan basin. The company has maintained it’s 22.5% working interest in the Lennox property and this second well will help evaluate the reserves in this area and could also determine the existence of a possible gas cap in the Brown Niagran. The company intends to maintain its 22.5% working interest in what could be a very substantial development for the company.

To the extent that this news release contains forward-looking statements regarding drill results, estimated petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M.Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Suite 200, 1687 West Broadway

Vancouver BC

V6J1X2

(604) 724 9524

(604)828 1866

CDNX SYMBOL: PSH

January 3, 2003

BULLETIN BOARD: PRRPF

FOR IMMEDIATE RELEASE

Drilling has commenced on the Martin No.1

Portrush Petroleum has been advised that The Centrica 1-21 Martin well in the Lennox township, Macomb county, Southeast Michigan commenced drilling on December 27th. The well is anticipated to reach total depth of 3,105 ft. on or before Wednesday January 8th. Portrush has a 22.5% working interest in the Lennox property and this second well could will help evaluate the reserves in this area and could also determine the existence of a possible gas cap in the Brown Niagaran.

The primary objective is a crestal position on a gas and oil charged Brown Niagaran reef located approximately 600 feet from the Richards No.1 discovery well. This well has been on production since January of last year and to date has produced over 36,000 barrels of oil.

The Company has negotiated a loan advance of $160,000 to enable the Company to meet its obligation to fund the drilling program. Bank Von Ernst will be issued 300,000 shares as a bonus for providing the loan, which bears interest at 8% per annum in accordance with policy 5.1 of the TSX Venture Exchange.

To the extent that this news release contains forward-looking statements regarding drill results, estimated petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind. Forward-looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M. Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Suite 200,1687 West Broadway

Vancouver BC

V6J IX2

(604) 724-9524

1(800)828 1866

CDNX SYMBOL: PSH

January 23, 2003

BULLETIN BOARD:PRRPF

FOR IMMEDIATE RELEASE

Portrush is encouraged with the preliminary results of the Centrica #1-21 T4NR-14E well in Lennox Township, Macomb County, SE Michigan. The company has been advised that the operator has completed drilling operations and has set production casing at the well. This well is a 600 foot step-out from the Richards No.1 discovery well which has been on production since January of last year and to date has produced over 36,000 barrels of oil.

The operator has put the well on “tight hole status” at this time and Portrush is planning to participate with partners to complete and production test the well prior to committing to placing the well on production. The company will also complete an engineering evaluation of the reserves in this new Niagaran discovery. “Tight hole status” will be removed after all testing and engineering evaluation studies have been completed.

To the extent that this news release contains forward-looking statements regarding drill results, estimates of petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind.

Forward –looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M.Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 0-27768

(Registrant)

Date: March 20, 2003       By: /s/ Neal Iverson______________________________

                                   Neal Iverson, Director/Corporate Secretary